ICI MUTUAL INSURANCE COMPANY, a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER
Investment Managers Series Trust		**07873113B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
	December 3, 2013 to December 31, 2014	**/S/Joseph R. Costello**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Robinson Tax Advantaged Income Fund	September 30, 2014
o Oak Ridge Large Cap Growth Fund	October 20, 2014
o Oak Ridge Small Cap Growth Fund	October 20, 2014
o Palmer Square Long/Short Credit Fund, each a series of:	November 28, 2014

Investment Managers Series Trust

o All Terrain Opportunity Fund, a series of:	November 1, 2014

Investment Managers Series Trust II

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER
Investment Managers Series Trust		**07873113B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2014	**December 3, 2013 to December 31, 2014**	**/S/Joseph R. Costello**

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

- Strategic Latin America Fund, a series of:
  Investment Managers Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.0-00(1/02)

APPROVAL OF AMENDMENT TO FIDELITY BOND

RESOLVED, that the actions taken by the officers in updating the current series of the Trust be, and hereby are, approved.

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Trust is hereby directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940.